July 30, 2025

Tessa Bernhardt
Partner
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025

       Re: CARGO Therapeutics, Inc.
           Schedule 14D-9 filed July 23, 2025
           SEC File No. 5-94225
Dear Tessa Bernhardt:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms have the same meaning as in the filing listed above.

Schedule 14D-9 filed July 23, 2025
Background of the Offer and the Merger, page 12

1. Describe the April 3, 2025 meeting with TD Cowen and CARGO, "during which the
       CARGO Board reviewed reverse merger proposals received during the Company's outreach period and provided preliminary guidance on prioritizing such proposals."
2. In a meeting on April 24, 2025, the CARGO Board discussed with TD Cowen prioritizing and accelerating a transaction with a financial rather than a strategic
       buyer. Thereafter, the Company suspended negotiations with Parties D, E and G.
       Please expand to explain why and how CARGO determined that pursuing a financial buyer was preferable to seeking a strategic buyer. Your explanation should encompass why the Company preferred one kind of buyer over another, and why it decided to explore one avenue only, rather than exploring a transaction with all types of business combination partners.
3. Please expand to explain why the Company decided not to pursue further negotiations
 July 30, 2025
Page 2

       with Party I. It is not clear whether there were further interactions with the Company after the July 4, 2025 "highly interested letter" submitted by Party I.
4. Refer to the description of the July 3, 2025 call between Company representatives and its advisors to discuss the proposals by Parent and Party B. Expand to explain in greater detail how the CARGO Board thereafter determined to proceed with Parent's proposal. Your expanded discussion should include per share values for each proposal.
Expected Return to Stockholders if the Company Liquidated, page 24

5. We note the disclosure here that the CARGO Board believes that the Offer Price is more favorable to target shareholders than the value to be received upon a statutory liquidation or dissolution. While you generally list reasons supporting such determination, the financial analysis conducted by the Company's management yielded a higher per share liquidation value of $4.59 per share, as compared to the Offer Price of $4.379 per share plus a CVR estimated in value at $0.00 to $0.02.
       Please expand to discuss how the CARGO Board weighed each of the listed factors to reach the conclusion that the Offer is more favorable than liquidation. For example, the disclosure here notes that the Board considered that it would have to engage advisors to assist with the liquidation of the Company, and that it would cost money to continue to operate the Company until it could be liquidated. Explain how the
       Company placed a value on these necessities to be able to state that the Offer Price is preferable for target shareholders. If it did not so quantify its comparative analysis, please revise to clarify.
No Premium, page 26

6. Expand to more specifically explain how the CARGO Board analyzed the fact that the
       Offer Price represents a 4.4% negative premium to the recent trading price of the shares in determining to recommend the Offer.
Financial Analysis, page 32

7. Expand to explain how TD Cowen arrived at the discount rate range of 6.8% to 15.5%
       to calculate the estimated net present value range presented in the table at the bottom of page 32.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions